Exhibit 12
EL PASO PIPELINE PARTNERS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	FOR THE YEARS ENDED DECEMBER 31,
	2008	2007	2006	2005	2004
	(In millions, except ratio)

Earnings
Net income	$114.5	$65.6	$65.2	$37.6	$41.1
Adjusted for:
Income from equity investees	(58.8)	(4.7)	—	—	—

Net income before income from equity investees	55.7	60.9	65.2	37.6	41.1

Fixed charges	23.7	11.5	7.1	4.4	3.3

Distributed income of equity investees	29.8	—	—	—	—
Capitalized interest	(0.4)	(1.8)	(1.0)	(0.2)	—

Total earnings available for fixed charges	$108.8	$70.6	$71.3	$41.8	$44.4

Fixed charges
Interest and debt costs	$23.6	$11.4	$6.5	$3.8	$2.7
Interest component of rent	0.1	0.1	0.6	0.6	0.6

Total fixed charges	$23.7	$11.5	$7.1	$4.4	$3.3

Ratio of earnings to fixed charges	4.6	6.1	10.0	9.5	13.5

For purposes of computing these ratios:
We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For the purposes of this computation, earnings represents net income adjusted for equity earnings to reflect actual distributions from equity investments, and before interest expense, amortization of debt costs, and that portion of rental expense which represents an interest factor. Fixed charges means the sum of interest costs, amortization of debt costs, and that portion of rental expenses which represents an interest factor.